UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

Commission File Number 1-15401
ENERGIZER HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

ENERGIZER HOLDINGS, INC.
533 Maryville University Drive
St. Louis, Missouri 63141
(314) 985-2000

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN

Report of Independent
Registered Public Accounting Firm

Energizer Plans Administrative Committee
Energizer Holdings, Inc. Savings Investment Plan
Saint Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of the Energizer Holdings, Inc. Savings Investment Plan (the Plan) as of December 31, 2011 and 2010 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ RubinBrown LLP

St. Louis, Missouri
June 6, 2012

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

	December 31,
	2011		2010
Assets
Investments, at fair value (Notes 5 and 6)
Registered Investment Companies:
Vanguard 500 Index Fund Signal Shares	$90,590	*	$92,042	*
Vanguard International Growth Fund	39,866	*	49,241	*
Vanguard Total Bond Market Index Fund Signal Shares	52,967	*	47,789	*
Vanguard Wellington Fund Investor Shares	66,760	*	67,521	*
Vanguard Windsor II Fund Investor Shares	51,789	*	55,469	*
Other	208,998		206,175
Total Registered Investment Companies	510,970		518,237
Common stock - Energizer Holdings, Inc. Stock Fund	59,146	*	61,658	*
Vanguard Retirement Savings Trust (Common/Collective Trust)	138,105	*	136,341	*
Total Investments	708,221		716,236
Notes Receivable From Participants	14,375		14,264
Net Assets Available for Benefits Reflecting Investments At Fair Value	722,596		730,500
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(6,388)		(5,357)
Net Assets Available For Benefits (at contract value)	$716,208		$725,143

* Investment represents 5% or more of Plan's net assets

See the accompanying notes to financial statements.

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

	For The Years Ended December 31,
	2011	2010
Additions To Net Assets Attributed To:
Company contributions	$8,282	$8,106
Participant contributions	27,609	26,594
Total Additions	35,891	34,700
Deductions From Net Assets Attributed To:
Benefits paid	53,149	56,312
Administrative expenses	260	245
Total Deductions	53,409	56,557
Income:
Investment income
Interest and dividends income	16,016	13,834
Net (depreciation)/appreciation in fair value of investments	(8,107)	59,425
Net Investment Income	7,909	73,259
Interest income on notes receivable from participants	674	740
Total Income	8,583	73,999
Net (Decrease)/Increase	(8,935)	52,142
Net Assets Available For Benefits - Beginning Of Year	725,143	673,001
Net Assets Available For Benefits - End Of Year	$716,208	$725,143

See the accompanying notes to financial statements.

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMNTS
December 31, 2011 and 2010
(Dollars in thousands, except where stated otherwise)

1.	Description of the Plan

The following is a summary of the Energizer Holdings, Inc. Savings Investment Plan (the Plan) and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined-contribution plan, established for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Energizer Holdings, Inc. (the Company or Plan Sponsor) matching contributions.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). However, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA. It is the Company's intent that the Plan meets the requirements of Section 404(c) of ERISA. Section 404(c) relieves plan fiduciaries of liability for losses that are the direct and necessary result of the participant's exercise of control over assets in the participant's Plan account.

Plan Participation
Participation in the Plan is open to substantially all regular full and part-time domestic employees of the Company and its designated subsidiaries, including certain internationally assigned employees who are subject to the U.S. Federal Insurance Contributions Act tax. On November 23, 2010, Energizer Holdings, Inc. acquired substantially all of the assets of American Safety Razor Company, LLC and certain of its subsidiaries (ASR). ASR employees are excluded from participating in the Plan.

Eligible employees may participate in the Plan immediately upon hire. Eligible employees are automatically enrolled as Plan participants following 30 days of employment, unless within such 30 day period they either opt out of participation or elect to begin participation earlier. Under the automatic enrollment process, contribution levels and investment choices are pre-determined, unless employees take action to increase or decrease contributions or change investment direction.

Contributions
Participants can contribute from 1% to 50% of their compensation, as defined by the Plan, in 1% increments on a before-tax basis, subject to Internal Revenue Service (IRS) limits. Employees who are automatically enrolled in the Plan contribute 6% on a before-tax basis, unless they take action to change the contribution percentage. Before-tax contributions not exceeding 6% of the participant's compensation are matched 50% by the Company. Participants can also contribute from 10% to 22% of compensation, in 1% increments, on an after-tax basis, subject to IRS limits.

Investment Options
All participant contributions and Company matching contributions are invested at the participant's direction in the investment funds offered by the Plan and selected by the participant.

Vesting
Employee before-tax and after-tax contributions and earnings thereon vest immediately. Company matching contributions and earnings thereon vest over a period of four years at a rate of 25% per year for each year of service. Participants are 100% vested in Company matching contributions and earnings thereon after four years of service. In the event of a participant's attainment of age 65, retirement (termination of employment after age 55), death, total and permanent disability, or termination of employment within 12 months following a change in control (as defined by the Plan), Company contributions and earnings thereon become 100% vested, even if the participant has been credited with fewer than four years of service.

Forfeitures
Upon the participant's termination of employment, any Company matching contributions and the earnings thereon that are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes any remaining required period of service. Forfeitures, net of amounts restored, are used to reduce future Company matching contributions required under the Plan.

Payment of Benefits
Upon death, disability, termination of employment, or attainment of age 70.5, a participant may receive a lump-sum amount equal to the value of the participant's vested interest in his/her account or in various installment options specified in the Plan. Participant accounts with vested balances of $1 or less will be automatically distributed unless otherwise instructed.

Plan In-Service Withdrawals
In-service withdrawals of before-tax contributions and the vested portion of the Company's matching contributions contributed to this Plan may be made prior to termination or retirement in the event of financial hardship or any time after the participant attains age 59.5. For all participants, hardship distributions are limited to the amount required to meet the need created by the hardship. After-tax contributions and earnings thereon may be withdrawn at any time.

Notes Receivable From Participants
Participants may borrow from their accounts subject to the provisions of the Plan. Loans are limited in the aggregate to the lesser of 50% of the vested amount in the participant's account or $50, reduced by the highest outstanding participant loan balance in the one year period ending immediately before the date of the new loan. The minimum loan amount is $1. Participants pay interest on such loans, at a fixed rate of 1% above the prime rate, determined as of the first day of the month in which the participant applies for the loan. Participant loans can be up to a maximum loan period of 5 years for general-purpose loans and 10 years for the purchase of a principal residence. Loan repayments are made through payroll deduction each pay period. Participants must agree orally (ratified by subsequent cashing of the loan check), electronically, or in writing to the terms of the loan. In the event of the participant's termination, the unpaid balance, if not repaid, will be subtracted from the participant's final distribution. Participant loan interest rates range from 4.3% to 9.5%, maturing at various dates through November 2021.

Plan Administration
The Plan is administered by the Energizer Plans Administrative Committee (EPAC). EPAC, which reviews and determines benefit appeals by participants, has the exclusive right to interpret the Plan and to decide matters arising under the Plan or in connection with its administration, including determination of eligibility for, and the amount of distributions and withdrawals. Members of EPAC are Company employees and are appointed by the Company's Board of Directors. They are listed as follows:

Daniel J. Sescleifer	Executive Vice President and Chief Financial Officer
William C. Fox	Vice President and Treasurer
Peter J. Conrad	Vice President, Human Resources
John J. McColgan	Vice President and Controller
Geraldine S. Auger	Vice President, Global HR Programs
David S. VerNooy	Vice President, Research, Development and Engineering - Schick-Wilkinson Sword

Vanguard Fiduciary Trust Company (Vanguard) is Trustee of the assets of the Plan. As Trustee, Vanguard has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

Plan Termination
The Company may, by action of its Board of Directors, terminate the Plan with respect to all participating companies. In case of such termination, participants shall become fully vested in Company matching contributions credited to their accounts and, subject to Plan provisions and applicable law, the total amount in each participant's account shall be distributed to the participant or for the participant's benefit.

Administrative Expenses
Except for loan fees associated with notes receivable from participants and investment advisory fees, all significant administrative expenses of maintaining the Plan are paid by the Company.

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Plan are described below:

Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting, except that distributions to participants are recorded when paid.

Investment Valuation
The following is a description of the valuation methodologies used for assets measured at fair value. See Note 6 for further information.

Registered Investment Companies
Shares of registered investment companies are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end.

Common Stock
The Company Stock Fund is valued at the NAV of shares held by the Plan at year-end. The NAV is determined by dividing the net assets of the Company Stock Fund by the number of units outstanding on the day of valuation. The Company Stock Fund is comprised of assets that are traded on an active market and cash equivalents.

Common/Collective Trust
Units of the Vanguard Retirement Savings Trust (the Trust) are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. As described in accounting guidance on Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting guidance previously mentioned, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

The Trust invests primarily in synthetic investment contracts. Synthetic investment contracts consist primarily of mutual funds and bond trusts, which are valued at the net asset value of each fund or trust as of the close of the New York Stock Exchange at the end of the Plan year.

Notes Receivable From Participants
Notes receivable are measured at unpaid principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Income Recognition
Interest income is recognized when earned and dividend income is recognized on the date of record. Net (depreciation)/appreciation includes the Plan's gains and losses on investments bought and sold, as well as held during the year.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Subsequent Events
The Plan Sponsor has evaluated subsequent events and determined that no disclosure is necessary.

3.	Related Party and Party-in-Interest

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of various investment funds and short-term investments which are owned and managed by Vanguard, as Trustee of the Plan's assets. The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants' accounts.

These transactions are exempt party-in-interest transactions under Section 408(b)(8) of ERISA.

4.	Income Tax Status

The Plan received a favorable letter of determination from the IRS dated March 6, 2009, indicating compliance with section 401(a) of the Internal Revenue Code of 1986, as amended (Code), and exemption under the provisions of section 501(a) of the Code. Thus, a provision for a federal income tax is not required in the accompanying financial statements. The Plan has been amended since the date of the determination letter, however; the Plan Sponsor believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Sponsor believes the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's federal tax returns for tax years 2008 and later remain subject to examination by taxing authorities.

5.	Investments

For the years ended December 31, 2011 and 2010, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated by $(8,107) and appreciated by $59,425, respectively, as follows:

	For the Years Ended December 31,
	2011	2010
Net (depreciation)/appreciation in fair market value:
Registered investment companies	$(11,864)	$49,267
Common stock - Energizer Holdings, Inc. Stock Fund	3,757	10,158
Total net (depreciation)/appreciation in fair market value	$(8,107)	$59,425

Investments that represent 5% or more of the Plan net assets are separately identified in the “Statements of Net Assets Available for Plan Benefits”.

Common/Collective Trust
The Trust's underlying investments seek to preserve capital and provide a competitive level of income over time that is consistent with the preservation of capital. The Trust does not have any unfunded commitments relating to its investments or any significant restrictions on redemptions. Participant-directed redemptions can be made on any business day and do not have a redemption notice period.

6.	Financial Instruments Measured at Fair Value
Accounting guidance on fair value measurements for certain financial assets and liabilities requires that assets and liabilities carried at fair value be classified in one of the following three categories:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs reflecting the reporting entity's own assumptions or external inputs from inactive markets.

Under the fair value accounting guidance hierarchy an entity is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The following table sets forth the Plan's financial assets, which are carried at fair value as of December 31, 2011 and 2010, that are measured on a recurring basis during the period, utilizing a market approach valuation technique, segregated by level within the fair value hierarchy.

	Level 1		Level 2		Total
	December 31,		December 31,		December 31,
	2011	2010	2011	2010	2011	2010
Assets at fair value:
Registered Investment Companies:
Index Funds	$60,039	$51,061	$—	$—	$60,039	$51,061
International Growth Funds	47,307	56,342	—	—	47,307	56,342
Large-Cap Index Funds	170,307	177,883	—	—	170,307	177,883
Money Market Funds	27,887	27,476	—	—	27,887	27,476
Small-Cap Index Funds	54,477	58,292	—	—	54,477	58,292
Target Funds	150,953	147,183	—	—	150,953	147,183
Total Registered Investment Companies	510,970	518,237	—	—	510,970	518,237
Common Stock - Energizer Holdings, Inc. Stock Fund	—	—	59,146	61,658	59,146	61,658
Common/Collective Trust	—	—	138,105	136,341	138,105	136,341
Total assets at fair value	$510,970	$518,237	$197,251	$197,999	$708,221	$716,236

At December 31, 2011 and 2010, the Plan had no Level 3 financial assets or liabilities. The Plan had no significant transfers during 2011 and 2010. There have been no changes in the methodologies used at December 31, 2011 or 2010.

______________________________________________________________________________________________________

Supplemental Schedule
_____________________________________________________________________________________

Report Of Independent Registered Public
Accounting Firm On Supplemental Information

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP

St. Louis, Missouri
June 6, 2012

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN
EIN 43-1863181 PLAN NO. 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011
(Dollars in Thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Current Value
*	Vanguard Group	500 Index Fund Signal	$90,590
*	Vanguard Group	Aberdeen Em Markets Inst	3,699
*	Vanguard Group	DFA International ValPort	3,742
*	Vanguard Group	RidgeWorth Small Cap Val; I Sh	7,992
*	Vanguard Group	Small-Cap Index Signal	28,505
*	Vanguard Group	Total Bond Mkt Idx Signal	52,967
*	Vanguard Group	Vanguard Explorer Fund Inv	17,981
*	Vanguard Group	Vanguard Fed Money Mkt	17,820
*	Vanguard Group	Vanguard Infla-Prot Securities	7,072
*	Vanguard Group	Vanguard Int'l Growth Fund Inv	39,866
*	Vanguard Group	Vanguard PRIMECAP Fund Inv	27,927
*	Vanguard Group	Vanguard Prime Money Mkt	10,067
*	Vanguard Group	Vanguard Tgt Retirement 2005	2,178
*	Vanguard Group	Vanguard Tgt Retirement 2010	3,515
*	Vanguard Group	Vanguard Tgt Retirement 2015	12,070
*	Vanguard Group	Vanguard Tgt Retirement 2020	16,061
*	Vanguard Group	Vanguard Tgt Retirement 2025	13,245
*	Vanguard Group	Vanguard Tgt Retirement 2030	12,789
*	Vanguard Group	Vanguard Tgt Retirement 2035	7,670
*	Vanguard Group	Vanguard Tgt Retirement 2040	5,745
*	Vanguard Group	Vanguard Tgt Retirement 2045	4,012
*	Vanguard Group	Vanguard Tgt Retirement 2050	3,230
*	Vanguard Group	Vanguard Tgt Retirement 2055	310
*	Vanguard Group	Vanguard Target Retirement Inc	3,368
*	Vanguard Group	Vanguard Wellington Inv	66,760
*	Vanguard Group	Vanguard Windsor II Fund Inv	51,789
		Total Investment in Shares in Registered Investment Company	510,970
*	Vanguard Group	Vanguard Retirement Saving Trust (Common/Collective Trust)	138,105
*	Energizer Holdings, Inc.	Common Stock - Energizer Holdings, Inc. Stock Fund	59,146
*	Loans to Participants	Loans to Participants (various maturity dates through November 2021, 4.25% to 9.50% interest)	14,375
			$722,596
* Investment represents allowable transaction with a party-in-interest.

SIGNATURES:
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ENERGIZER HOLDINGS, INC. Registrant
By:	/s/ Daniel J. Sescleifer
Daniel J. Sescleifer
Executive Vice President and Chief Financial Officer (Duly authorized signatory and Principal financial officer)

Date: June 6, 2012

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm